May 4, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	Terence O’Brien, Accounting Branch Chief
Tracey Houser, Staff Accountant
Al Pavot, Staff Accountant

	Re:	The Charles Schwab Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on February 26, 2007
File No. 1-9700

Ladies and Gentlemen:

We have set forth below the responses of The Charles Schwab Corporation (the Company) to the Comments detailed in the letter from Mr. Terence O’Brien to Mr. Charles R. Schwab dated April 9, 2007 with respect to the above referenced periodic report and documents incorporated therein. Our response to the comments is included below.

Critical Accounting Estimates, page 33

1.	We note your response to comment 7 in our letter dated March 21, 2007. In future filings, please revise your disclosure to either provide a sensitivity analysis of the material assumptions used to estimate compensation expense for stock options or state (a) how accurate the material assumptions have been in the past, (b) how much the material assumptions have changed in the past, and (c) whether the material assumptions are reasonably likely to change in the future. In this regard, you state in your response that any changes in the assumptions would not be material. This statement appears to contradict your statement on page 34, “Significant change in these assumptions for future awards could materially impact stock-based compensation expense and the Company’s results of operations.” Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: The statement on page 34, “Significant change in these assumptions for future awards could materially impact stock-based compensation expense and the Company’s results of operations”, is intended to address future awards, not awards currently outstanding. In accordance with Section 501.14 of the Financial Reporting Codification, we will reconsider this disclosure in future filings and eliminate it if our then current share-based payment awards are not material. If material, we will provide a sensitivity analysis of the material assumptions used.

Securities and Exchange Commission

May 4, 2007

Significant Accounting Policies, page 44

2.	We note the revised disclosures you intend to include in future filings regarding estimating the fair values of client assets, proprietary funds and other investments/securities owned. Please eliminate the use of the term “primarily.” In future filings, please disclose all of the material methods used to estimate fair value.

Response: We confirm that we have disclosed all of the material methods used to estimate fair value with respect to our disclosure in Significant Accounting Policies. In future filings, we will eliminate the use of the term “primarily” and other similar terms from our disclosures in Significant Accounting Policies.

Securities Owned, page 45

3.	We note that you intend to disclose in future filings that the fair value of your mortgage-backed securities is determined by a third-party pricing service. We remind you that if you continue to refer to the experts, you must identify these experts and include their consent in any future filings under the 1933 Securities Act. Refer to Section 436(b) of Regulation C.

Response: We have not relied upon experts pursuant to Section 436(b) of Regulation C. In future filings, we will either ensure that our disclosure does not indicate that we are relying on experts or, if we do rely on experts, comply with Section 436(b) of Regulation C.

* * * * * * *

Management of the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with response to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (415) 636-5414 or Geoffrey O. Huggins, Senior Vice President — Corporate Controller, at (415) 636-3191 if you have any questions or comments concerning this letter.

Sincerely,

/s/ Christopher V. Dodds
Christopher V. Dodds
Executive Vice President & Chief Financial Officer